811-03807
Branch 18

SunAmerica Asset Management Corp.
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

October 4, 2010

VIA UPS 40-33

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 06 2010
WASH, D.C.
200

Division of Investment Management
Securities and Exchange Commission
Mail Stop 86-26
100 F Street, NE
Washington, D.C. 20549

Re: SunAmerica Money Market Funds, Inc. (the "Fund")
Registration No. 002-85370

Ladies and Gentlemen:

On behalf of SunAmerica Asset Management Corp., the investment adviser to the Fund, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, transmitted herewith are two copies of the Answer filed on October 1, 2010, with the United States District Court of New Jersey in connection with Goldenberg v. Indel, Inc. *et. al.*, Civil No. 1:09-cv-5202-JBS-AMD, (D.N.J. filed Oct. 9, 2009).

Kindly return one copy of the Answer with evidence of filing in the self-addressed stamped envelope included herein. Should you have any questions, please contact the undersigned at (201) 324-6388.

Very Truly Yours,

Joseph F. Duronio

10000859

DRINKER BIDDLE & REATH LLP
A Delaware Limited Liability Partnership
105 College Road East, Suite 300
Princeton, New Jersey 08542-0627
Tel.: (609) 716-6500
Fax: (609) 799-7000
Attorneys for Defendants Indel, Inc.,
Inductotherm Industries, Inc., Inductotherm
Corporation, Henry M. Rowan,
John H. Mortimer, David L. Braddock,
Thomas P. McShane, Manning J. Smith,
Lawrence A. Krupnick, and Harry G. Trefz

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

BORIS GOLDENBERG, REINALDO PACHECHO, ANDREW LOEW and GERALD COMEAU as representatives of a class of similarly situated persons and on behalf of THE INDUCTOTHERM COMPANIES MASTER PROFITS SHARING PLAN #001, Plaintiffs, v. INDEL, INC., individually and a/k/a INDUCTOTHERM INDUSTRIES, INC. and INDUCTOTHERM CORPORATION; AMERICAN INTERNATIONAL GROUP; FSC SECURITIES CORPORATION; FINANCIAL SERVICE CORPORATION; SUNAMERICA ASSET MANAGEMENT CORP.; SUNAMERICA CAPITAL SERVICES, INC.; SUNAMERICA FUND SERVICES, INC., WHARTON BUSINESS GROUP; HENRY M. ROWAN, JOHN H. MORTIMER, DAVID L. BRADDOCK, THOMAS P. MCSHANE, MANNING J. SMITH, LAURENCE A. KRUPNICK, AND HARRY G. TREFZ, as Trustees to the Inductotherm Companies Master Profit Sharing Plan #001; JOHN DOES 1-25 (Individuals Serving on the Board of Directors of Indel, Inc. whose names are not currently known); JOHN DOES 26-50 (Individuals Serving on the Board of Directors of Inductotherm Industries,	Civil Action No. 1:09-cv-05202-JBS-AMD CIVIL ACTION **THE INDUCTOTHERM DEFENDANTS' ANSWER AND AFFIRMATIVE DEFENSES TO PLAINTIFFS' FIRST AMENDED CLASS ACTION COMPLAINT**

DRINKER BIDDLE & REATH LLP
A Delaware Limited Liability Partnership
105 College Road East, Suite 300
Princeton, New Jersey 08542-0627
Tel.: (609) 716-6500
Fax: (609) 799-7000
Attorneys for Defendants Indel, Inc., Inductotherm Industries, Inc., Inductotherm Corporation, Henry M. Rowan, John H. Mortimer, David L. Braddock, Thomas P. McShane, Manning J. Smith, Lawrence A. Krupnick, and Harry G. Trefz

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

BORIS GOLDENBERG, REINALDO PACHECHO, ANDREW LOEW and GERALD COMEAU as representatives of a class of similarly situated persons and on behalf of THE INDUCTOTHERM COMPANIES MASTER PROFITS SHARING PLAN #001, Plaintiffs, v. INDEL, INC., individually and a/k/a INDUCTOTHERM INDUSTRIES, INC. and INDUCTOTHERM CORPORATION; AMERICAN INTERNATIONAL GROUP; FSC SECURITIES CORPORATION; FINANCIAL SERVICE CORPORATION; SUNAMERICA ASSET MANAGEMENT CORP.; SUNAMERICA CAPITAL SERVICES, INC.; SUNAMERICA FUND SERVICES, INC., WHARTON BUSINESS GROUP; HENRY M. ROWAN, JOHN H. MORTIMER, DAVID L. BRADDOCK, THOMAS P. MCSHANE, MANNING J. SMITH, LAURENCE A. KRUPNICK, AND HARRY G. TREFZ, as Trustees to the Inductotherm Companies Master Profit Sharing Plan #001; JOHN DOES 1-25 (Individuals Serving on the Board of Directors of Indel, Inc. whose names are not currently known); JOHN DOES 26-50 (Individuals Serving on the Board of Directors of Inductotherm Industries,	Civil Action No. 1:09-cv-05202-JBS-AMD CIVIL ACTION **THE INDUCTOTHERM DEFENDANTS' ANSWER AND AFFIRMATIVE DEFENSES TO PLAINTIFFS' FIRST AMENDED CLASS ACTION COMPLAINT**

Inc. whose names are not currently known); JOHN DOES 51-75 (Individuals Serving on the Board of Directors of Inductotherm Corporation whose names are not currently known); JOHN DOES 75-125 (Members of the Committee for the Inductotherm Companies Master Profit Sharing Plan #001, whose names are not currently known); and JOHN DOES 126-200 (Other fiduciaries for the Inductotherm Companies Master Profit Sharing Plan #001 and parties whose names and identities are not presently known to Plaintiffs that were enriched by the receipt of the Plan's assets),

Defendants.

Defendants Indel, Inc., Inductotherm Industries, Inc., Inductotherm Corporation, Henry M. Rowan, John H. Mortimer, David L. Braddock, Thomas P. McShane, Manning J. Smith, Lawrence A. Krupnick, and Harry G. Trefz (collectively the "Inductotherm Defendants"), located at 10 Indel Drive, Rancocas, New Jersey 08073-0157, by and through their undersigned counsel, hereby answer Plaintiff's First Amended Class Action Complaint (the "Complaint") as follows:

I. NATURE OF ACTION

1. Paragraph 1 purports to summarize the allegations of the Complaint and no response is deemed necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

II. JURISDICTION AND VENUE

2. – 5. The allegations contained in Paragraphs 2 – 5 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

6. The Inductotherm Defendants deny the allegations of Paragraph 6. In addition, the Inductotherm Defendants aver that, to the extent that Plaintiff's purported state law claims have not been abandoned or dismissed, they are preempted by the relevant provisions of the Securities Litigation Uniform Standards Act, 15 U.S.C. § 78bb(f), et seq., and the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. § 1001, et seq.

7. – 8. Paragraphs 7 – 8 are admitted.

III. THE PARTIES

A. Plaintiffs

9. – 13. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 9 – 13 of the Complaint, and therefore those allegations are denied.

14. Admitted.

B. Defendants

15. Admitted that Indel, Inc. is a privately owned management company for engineering and technology-based companies located worldwide with a principal place of business at 10 Indel Drive, Rancocas, New Jersey 08073-0157. The remaining allegations contained in Paragraph 15 are denied.

16. Admitted that Plaintiffs' counsel requested the names of the individuals serving on Inductotherm's Board of Directors. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 16 of the Complaint, and therefore those allegations are denied.

17. Admitted that Plaintiffs' counsel requested the names of the individuals serving on the Plan's Committee. The Inductotherm Defendants lack knowledge and information

sufficient to form a belief as to the remaining allegations contained in Paragraph 17 of the Complaint, and therefore those allegations are denied.

18. Admitted that at all times relevant to the Complaint the Trustees of the Plan were Henry M. Rowan, John H. Mortimer, David L. Braddock, Thomas P. McShane, Manning J. Smith, Laurence A. Krupnick and Harry G. Trefz with an address at 10 Indel Drive, Rancocas, New Jersey 08073-0157. The Inductotherm Defendants further admit that L.A. Krupnick is Secretary and Corporate Counsel to Indel, Inc. The remaining allegations contained in Paragraph 18 are denied.

19. – 30. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraphs 19 – 30 of the Complaint, and therefore those allegations are denied.

IV. BACKGROUND

A. ERISA

31. Admitted that the Employee Retirement Income Security Act of 1974 ("ERISA") is codified at 29 U.S.C. § 1001, et seq. The remaining allegations contained in Paragraph 31 of the Complaint purport to summarize ERISA, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

32. – 35. The allegations contained in Paragraphs 32 – 35 of the Complaint purport to summarize ERISA, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

B. The Securities Exchange Act of 1934 ("the Exchange Act")

36. Admitted that the Securities Exchange Act of 1934 is codified at 15 U.S.C. § 78a, et seq. The remaining allegations contained in Paragraph 36 of the Complaint purport to summarize the Exchange Act, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

37. – 41. The allegations contained in Paragraphs 37 – 41 of the Complaint purport to summarize the Exchange Act, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

C. The Securities Act of 1933 ("the 1933 Act")

42. Admitted that the Securities Act of 1933 is codified at 15 U.S.C. § 77a, et seq. The remaining allegations contained in Paragraph 42 of the Complaint purport to summarize the Exchange Act, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

43. – 44. The allegations contained in Paragraphs 43 – 44 of the Complaint purport to summarize the 1933 Act, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

D. RICO

45. Admitted that the Racketeering Influenced and Corrupt Organization Act ("RICO") is codified at 18 U.S.C. § 1961, et seq. The remaining allegations contained in

Paragraph 45 of the Complaint purport to summarize RICO, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

46. – 51. The allegations contained in Paragraphs 46 – 51 of the Complaint purport to summarize RICO, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

E. The New Jersey Uniform Securities Law

52. Admitted that the New Jersey Uniform Securities Law is codified at N.J.S.A. 49:3-47, et seq. The remaining allegations contained in Paragraph 52 of the Complaint purport to summarize the New Jersey Uniform Securities Law, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

53. – 55. The allegations contained in Paragraphs 53 – 55 of the Complaint purport to summarize the New Jersey Uniform Securities Law, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

F. Common Law Torts

56. The allegations contained in Paragraph 56 of the Complaint purport to summarize the common law of New Jersey, which cases and common law speaks for themselves, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

V. STATEMENT OF FACTS

A. The Plan in General

57. The allegations contained in Paragraph 57 of the Complaint refer to the Inductotherm Companies master Profit Sharing Plan ("Plan"), the terms of which speaks for itself.

58. The allegations contained in Paragraph 58 of the Complaint refer to the Plan, the terms of which speaks for itself.

59. – 62. The allegations contained in Paragraphs 59 – 62 of the Complaint refer to the Plan, the terms of which speaks for itself, and ERISA, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

63. The allegations contained in Paragraph 63 of the Complaint refer to the Plan, the terms of which speaks for itself.

64. The allegations contained in Paragraph 64 of the Complaint refer to ERISA, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

65. The allegations contained in Paragraph 65 of the Complaint refer to Schedule C of the Form 5500/Annual Report, which document speaks for itself.

66. – 67. The allegations contained in Paragraphs 66 – 67 of the Complaint refer to ERISA, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

68. Admitted that Thomas W. Hartman was engaged by the Plan to provide audit services and prepare financial statements for the Plan years ending on December 31, 2005, December 31, 2006 and December 31, 2007. The remaining allegations contained in Paragraph 68 are denied.

69. – 70. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 69 – 70 of the Complaint, and therefore those allegations are denied.

71. The allegations contained in Paragraph 71 of the Complaint refer to the Plan, the terms of which speaks for itself, and Form 5500s, which documents speak for themselves.

72. The allegations contained in Paragraph 72 of the Complaint refer to the Plan, the terms of which speaks for itself, and ERISA, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

73. The allegations contained in Paragraph 73 of the Complaint refer to ERISA, which statute speaks for itself, and constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

B. Payment to Charlotte Capital, LLC, the December 2005 Liquidation Event, Financial Service Corporation/FSC Securities Corporation, AIG and SunAmerica Facts

1. 2005 Payment to Charlotte Capital, LLC and December 2005 Liquidation Event

74. The allegations contained in Paragraph 74 of the Complaint refer to the Form 5500 for the Plan year commencing January 1, 2005 and ending December 31, 2005, which document speaks for itself.

75. The allegations contained in Paragraph 75 of the Complaint regarding ERISA constitute conclusions of law to which no response is necessary, but if a response is deemed necessary, the Inductotherm Defendants deny these allegations. The Inductotherm Defendants deny the remaining allegations contained in this paragraph regarding Plaintiffs' state of mind.

76. – 81. The allegations contained in Paragraphs 76 – 81 of the Complaint refer to the financial statement for the Plan year commencing January 1, 2005 and ending December 31, 2005, which document speaks for itself.

82. The allegations contained in Paragraph 82 of the Complaint refer to an investment policy, which document speaks for itself. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 69 of the Complaint regarding FSC Securities Corporation, and therefore those allegations are denied.

2. Retention of the Financial Service Corporation/FSC Securities Corporation in Late 2005/Early 2006

83. The allegations contained in Paragraph 83 of the Complaint refer to the Form 5500 for the Plan year commencing January 1, 2006 and ending December 31, 2006, which document speaks for itself.

84. Admitted.

85. The allegations contained in Paragraph 85 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

86. – 89. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 86 – 89 of the Complaint, and therefore those allegations are denied.

90. – 91. The allegations contained in Paragraphs 90 – 91 of the Complaint regarding FSC Securities Corporation constitute conclusions of law to which no response is necessary, but if a response is deemed necessary, the Inductotherm Defendants deny these allegations. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 90 of the Complaint, and therefore those allegations are denied.

92. Admitted.

93. – 95. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 93 – 95 of the Complaint, and therefore those allegations are denied.

96. – 97. The allegations contained in Paragraphs 96 – 97 of the Complaint refer to the Form 5500 for the Plan year commencing January 1, 2005 and ending December 31, 2005, which document speaks for itself. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 96 of the Complaint, and therefore those allegations are denied.

3. 2006 Plan Year Investments

98. – 99. The allegations contained in Paragraphs 98 – 99 of the Complaint refer to the financial statement for the Plan year commencing January 1, 2006 and ending December 31, 2006, which document speaks for itself.

4. 2007 Plan Year Investments

100. The allegations contained in Paragraph 100 of the Complaint refer to the financial statement for the Plan year commencing January 1, 2007 and ending December 31, 2007, which document speaks for itself.

101. The allegations contained in Paragraph 101 of the Complaint regarding FSC Securities Corporation constitute conclusions of law to which no response is necessary, but if a response is deemed necessary, the Inductotherm Defendants deny these allegations. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 101 of the Complaint, and therefore those allegations are denied.

102. The allegations contained in Paragraph 102 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

103. The allegations contained in Paragraph 103 of the Complaint refer the Form 5500 for the Plan year commencing January 1, 2007 and ending December 31, 2007, which document speaks for itself.

104. – 105. The allegations contained in Paragraphs 104 – 105 of the Complaint refer to financial statement for the Plan year commencing January 1, 2007 and ending December 31, 2007, which document speaks for itself.

a. SunAmerica and Hussman Investments

i. Comparison of mutual fund fees charged on two 2007 investments versus multiple 2004 investments

106. The allegations contained in Paragraph 106 of the Complaint refer to financial statement for the Plan year commencing January 1, 2007 and ending December 31, 2007, which document speaks for itself.

107. – 110. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 107 – 110 of the Complaint, and therefore those allegations are denied.

111. – 112. The allegations contained in Paragraphs 111 – 112 of the Complaint regarding the Plan's investment manager constitute conclusions of law to which no response is necessary, but if a response is deemed necessary, the Inductotherm Defendants deny these allegations. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 111 of the Complaint, and therefore those allegations are denied.

ii. Specific details of the Financial Service Corporation's FSC Securities Corporation's and the Wharton Business Group's investment of Plan assets into the SunAmerica Money Market Fund

113. The allegations contained in Paragraph 113 of the Complaint refer to the financial statement for the Plan year commencing January 1, 2007 and ending December 31, 2007, which document speaks for itself.

114. – 129. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 114 – 129 of the Complaint, and therefore those allegations are denied.

130. The allegations contained in Paragraph 130 of the Complaint regarding the party or parties that invested Plan assets constitute conclusions of law to which no response is necessary, but if a response is deemed necessary, the Inductotherm Defendants deny these allegations. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 130 of the Complaint, and therefore those allegations are denied.

131. – 132. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 131 – 132 of the Complaint, and therefore those allegations are denied.

iii. Specific details of FSC Securities Corporation investment of Plan assets into the Hussman Strategic Growth Fund

133. The allegations contained in Paragraph 133 of the Complaint refer to the financial statement for the Plan year commencing January 1, 2007 and ending December 31, 2007, which document speaks for itself.

134. – 135. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 134 – 135 of the Complaint, and therefore those allegations are denied.

136. – 137. The allegations contained in Paragraphs 136 – 137 of the Complaint refer to the investment policy for the Plan executed on or about December 12, 2005, which document speaks for itself.

138. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 138 of the Complaint, and therefore those allegations are denied.

139. The allegations contained in Paragraph 139 of the Complaint refer to the investment policy for the Plan executed on or about December 12, 2005, which document speaks for itself.

140. The allegations contained in Paragraph 140 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

141. The allegations contained in Paragraph 141 of the Complaint regarding the investment of Plan assets constitute conclusions of law to which no response is necessary, but if a response is deemed necessary, the Inductotherm Defendants deny these allegations. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the

remaining allegations contained in Paragraph 141 of the Complaint, and therefore those allegations are denied.

C. The Wharton Business Group/FSC Securities Corporation/Inductotherm Communications

1. Retention of the Wharton Business Group and Communications to Plaintiffs

142. The allegations contained in Paragraph 142 of the Complaint refer to the "Inductotherm, Inc. Profit Sharing Plan Investment Policy" executed on or about December 12, 2005, which document speaks for itself.

143. – 149. The allegations contained in Paragraphs 143 – 149 of the Complaint refer to written correspondence, which documents speak for themselves.

150. The allegations contained in Paragraph 150 of the Complaint refer to the "Inductotherm, Inc. Profit Sharing Plan Investment Policy" executed on or about December 12, 2005, which document speaks for itself.

151. The allegations contained in Paragraph 151 of the Complaint regarding Wharton Business Group's status as a fiduciary constitute conclusions of law to which no response is necessary, but if a response is deemed necessary, the Inductotherm Defendants deny these allegations. The remaining allegations contained in Paragraph 151 of the Complaint refer to the "Inductotherm, Inc. Profit Sharing Plan Investment Policy" executed on or about December 12, 2005, which document speaks for itself.

152. – 154. The allegations contained in Paragraphs 152 – 154 of the Complaint refer to various websites, which speak for themselves.

155. Admitted that Inductotherm is located in New Jersey. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining

allegations contained in Paragraph 155 of the Complaint, and therefore those allegations are denied.

156. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 156 of the Complaint, and therefore those allegations are denied.

2. The Wharton Business Group's Registration Status

157. The allegations contained in Paragraph 157 of the Complaint refer to various websites, which speak for themselves.

158. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 158 of the Complaint, and therefore those allegations are denied.

159. Admitted.

160. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 160 of the Complaint, and therefore those allegations are denied.

161. – 165. The allegations contained in Paragraphs 161 – 165 of the Complaint refer to various websites or other documents, which speak for themselves.

3. "Aig" Letters on the Wharton Business Group's electronic web pages

166. – 169. The allegations contained in Paragraphs 166 - 169 of the Complaint refer to various websites, which speak for themselves.

4. FSC Securities Corporation Registration Status

170. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 170 of the Complaint, and therefore those allegations are denied.

171. The allegations contained in Paragraph 171 of the Complaint refer to a website, which speaks for itself. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 171 of the Complaint, and therefore those allegations are denied.

172. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 172 of the Complaint, and therefore those allegations are denied.

5. Associates of the Wharton Business Group and their reported place of employment as FSC Securities Corporation

173. The allegations contained in Paragraph 173 of the Complaint refer to a website, which speaks for itself.

174. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 174 of the Complaint, and therefore those allegations are denied.

175. – 176. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 175 – 176 of the Complaint, and therefore those allegations are denied.

177. The allegations contained in Paragraph 177 of the Complaint refer to various websites, which speak for themselves. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 177 of the Complaint, and therefore those allegations are denied.

178. – 183. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 178 – 183 of the Complaint, and therefore those allegations are denied.

184. The allegations contained in Paragraph 184 of the Complaint refer to a website, which speaks for itself.

185. The allegations contained in Paragraph 185 of the Complaint refer to CRD Reports from the New Jersey Bureau of Securities and the Pennsylvania Securities Commission, which documents speak for themselves.

6. FSC Securities Corporation prior practices of transacting business through unregistered branch offices

186. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraph 186 of the Complaint, and therefore those allegations are denied.

187. The allegations contained in Paragraph 187 of the Complaint refer to a CRD Report from the New Jersey Bureau of Securities, which document speaks for itself. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 187 of the Complaint, and therefore those allegations are denied.

7. Concealment by Inductotherm, the Board of Director Defendants, the Trustee Defendants and the Committee Defendants from Plaintiffs of the involvement of wholly owned AIG subsidiaries

188. Admitted.

189. The allegations contained in Paragraph 189 of the Complaint refer to Form 5500s and written communications, which documents speak for themselves.

190. – 191. The allegations contained in Paragraphs 190 – 191 of the Complaint refer to the Form 5500 for the Plan year commencing on January 1, 2006 and ending on December 31, 2006, which document speaks for itself.

192. – 193. The allegations contained in Paragraphs 192 – 193 of the Complaint refer to written communications, which documents speak for themselves.

D. Inductotherm's 2008 Quarterly Reports

1. Classification of investment strategy as "conservative"

194. – 198. The allegations contained in Paragraphs 194 – 198 of the Complaint refer to four Quarterly Reports, which documents speak for themselves.

2. Misrepresentation that Plan's assets were "conservatively invested" in the Quarterly Reports/Investment Strategy

199. The allegations contained in Paragraph 199 of the Complaint refer to four 2008 Quarterly Reports, which documents speak for themselves.

200. The allegations contained in Paragraph 200 of the Complaint refer to the "Inductotherm, Inc. Profit Sharing Plan Investment Policy" executed on or about December 12, 2005, which document speaks for itself.

201. – 203. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 201 – 203 of the Complaint, and therefore those allegations are denied.

3. Comparison of Plan's 2008 Performance

204. The allegations contained in Paragraph 204 of the Complaint refer four Quarterly Reports, which documents speak for themselves.

205. The allegations contained in Paragraph 205 of the Complaint refer the January 21, 2008 Quarterly Report, which document speaks for itself.

206. Denied.

207. The allegations contained in Paragraph 207 of the Complaint refer the January 21, 2008 Quarterly Report, which document speaks for itself. The Inductotherm Defendants lack

knowledge and information sufficient to form a belief as to the remaining allegations contained in Paragraph 207 of the Complaint, and therefore those allegations are denied.

208. Denied.

E. Boris Goldenberg's Form Release

209. The Inductotherm Defendants admit that Boris Goldenberg retired in 2009 after 21 years of employment.

210. – 211. The allegations contained in Paragraphs 210 – 211 of the Complaint refer to a release executed by Boris Goldenberg, which document speaks for itself.

212. Admitted.

213. The allegations contained in Paragraph 213 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

214. – 215. The Inductotherm Defendants lack knowledge and information sufficient to form a belief as to the allegations contained in Paragraphs 214 – 215 of the Complaint, and therefore those allegations are denied.

216. – 218. Paragraphs 216 – 218 are denied.

219. Admitted.

220. The allegations contained in Paragraph 220 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

221. – 229. The allegations contained in Paragraphs 221 – 229 of the Complaint refer to a release executed by Boris Goldenberg and written correspondence, which documents speak for themselves.

230. – 231. The allegations contained in Paragraphs 230 – 231 of the Complaint refer to the Form 5500 for the Plan year commencing on January 1, 2006 and ending on December 31, 2006, which document speaks for itself.

232. The allegations contained in Paragraph 232 of the Complaint refer to written correspondence dated August 19, 2009, which document speaks for itself.

233. The allegations contained in Paragraph 233 of the Complaint refer to four Quarterly Reports, which documents speak for themselves.

F. The Concerted Action

234. – 236. Paragraphs 234 – 236 are denied.

G. Damages to Plaintiffs/Plan

237. Denied.

VI. CLASS ALLEGATIONS

238. – 248. The allegations contained in Paragraphs 238 – 248 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

249. Denied.

250. – 255. The allegations contained in Paragraphs 250 – 255 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

VI. ERISA CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duty by Failing to Abide by Plan Documents

(Violation of ERISA §404(a), 29 U.S.C. §1104(a))

1. The Inductotherm Defendants incorporate their responses to the preceding paragraphs of the Complaint as if set forth fully herein.

2. – 3. The allegations contained in Count I, Paragraphs 2 – 3 of the Complaint constitute conclusions of law to which no response is necessary. If a response is deemed necessary, the Inductotherm Defendants deny the allegations contained in this paragraph.

4. – 5. The allegations contained in Count I, Paragraphs 4 – 5 of the Complaint refer to the Plan, which document speaks for itself.

6. The allegations contained in Count I, Paragraph 6 of the Complaint refer to a release executed by Boris Goldenberg, which document speaks for itself.

7. The allegations contained in Count I, Paragraph 7 of the Complaint refer to written correspondence, which document speaks for itself

8. – 14. Count I, Paragraphs 8 – 14 are denied.

In further response to the Complaint, the Inductotherm Defendants deny any and all allegations not specifically admitted in this Answer, including the allegations, claims and prayers for relief dismissed by the Court in its Opinion and Orders dated September 17, 2010 (Docket Nos. 55-57) and in the "Prayer for Relief" section of the Complaint.

AFFIRMATIVE DEFENSES

FIRST DEFENSE

Plaintiffs' Complaint fails, in whole or in part, to state a claim against some or all of the Inductotherm Defendants upon which relief can be granted.

SECOND DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, because it is contrary to, conflicts with, or seeks relief not provided by the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. § 1001, et seq.

THIRD DEFENSE

Plaintiffs have failed to exhaust the claim procedures set forth in the documents governing the Plan, and as required by ERISA, with regard to each and every claim set forth in the Complaint, and the Court, therefore, lacks jurisdiction over the claims asserted.

FOURTH DEFENSE

Plaintiffs' purported claims and those of the putative class are barred in whole or in part by the terms of the Plan Documents, including without limitation the Plan, the Investment Advisory Agreement, and the Investment Policy.

FIFTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, because the Inductotherm Defendants had no duty of disclosure with respect to the alleged misrepresentations or omissions.

SIXTH DEFENSE

Plaintiffs' Complaint fails, in whole or in part, because the alleged damages and injury to the Plain were not directly or proximately caused by any wrongdoing, or breach of duty by the Inductotherm Defendants.

SEVENTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, by the doctrines of waiver, estoppel and/or release.

EIGHTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, by the doctrine of accord and satisfaction.

NINTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, by the applicable periods of limitation.

TENTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, by the doctrine of laches.

ELEVENTH DEFENSE

Plaintiffs and/or certain putative class members lack standing, either individually or in a representative capacity, to assert the claims set forth in the Complaint.

TWELFTH DEFENSE

Plaintiffs and/or their counsel do not adequately represent the interests of the putative class.

THIRTEENTH DEFENSE

This action, in whole or in part, is not maintainable as a class action under Fed. R. Civ. P. 23.

FOURTEENTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, because they cannot demonstrate reliance on any alleged statements or actions of the Inductotherm Defendants.

FIFTEENTH DEFENSE

To the extent that the Complaint attempts to assert claims under State law, such claims are preempted by the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. § 1001, et seq.

SIXTEENTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, because the alleged misrepresentations and omissions were not material.

SEVENTEENTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, because the Inductotherm Defendants at all times acted in good faith and did not directly or indirectly control or induce any wrongful acts or omissions and did no unlawful act or thing directly or indirectly through or by means of any other person.

EIGHTEENTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, because the damages allegedly suffered are the proximate result of market forces and/or the affirmative and/or independent actions of one or more third persons or parties over whom the Inductotherm Defendants had no control and for whom the Inductotherm Defendants are not and cannot be liable.

NINETEENTH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, due to the failure of Plaintiffs and the putative class to mitigate their damages as required by law and/or to the extent any alleged damages are not attributable to the alleged violations of law.

TWENTIETH DEFENSE

Plaintiffs' Complaint is barred, in whole or in part, based on the truth and sufficiency of all statements upon which their alleged claims are based.

RESERVATION OF RIGHTS

The Inductotherm Defendants reserve the right to plead any additional, separate defenses, the availability of which may come to light as the action progresses.

WHEREFORE, the Inductotherm Defendants demand judgment dismissing Plaintiffs' Complaint with prejudice, together with attorneys' fees, costs of suit, and such other relief that the Court deems proper.

Respectfully submitted,

DRINKER BIDDLE & REATH LLP
Attorneys for Defendants Indel, Inc., Inductotherm Industries, Inc., Inductotherm Corporation, Henry M. Rowan, John H. Mortimer, David L. Braddock, Thomas P. McShane, Manning J. Smith, Lawrence A. Krupnick, and Harry G. Trefz

Dated: October 1, 2010

By: *s/ Vincent E. Gentile*
Vincent E. Gentile

CERTIFICATION PURSUANT TO LOCAL CIVIL RULE 11.2

Pursuant to Local Civil Rule 11.2, the undersigned hereby certifies that the matter in controversy is not the subject of any other action pending in any court, or of any pending arbitration or administrative proceeding.

Dated: October 1, 2010

By: *s/ Vincent E. Gentile*
Vincent E. Gentile